Exhibit 2.1

Execution Copy

January 10, 2011

Mr. Gajendra Kumar Patni and Persons Listed in Schedule 3

(as Seller Group 1)

Mr. Ashok Kumar Patni and Persons Listed in Schedule 3

(as Seller Group 2)

Mr. Narendra Kumar Patni and Persons Listed in Schedule 3

(as Seller Group 3)

AND

Pan – Asia iGATE Solutions and iGATE Global Solutions Limited

(each a Purchaser)

SHARE PURCHASE AGREEMENT

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (“Agreement”) is dated January 10, 2011 and is made by and amongst (“Execution Date”):

(1)	PAN – ASIA iGATE SOLUTIONS, a company incorporated under the laws of Mauritius, and having its principal place of business at C/o International Financial Services Limited, IFS Court, Twenty Eight, Cybercity, Ebene, Mauritius (hereinafter referred to as “iGATE Mauritius”) AND iGATE GLOBAL SOLUTIONS LIMITED, a company incorporated under the Companies Act, 1956 and having its registered office at 158-162P & 165P-170P, EPIP Phase II, Whitefield, Bangalore - 560 066, India (hereinafter referred to as “iGATE India”; iGATE Mauritius together with iGATE India are hereinafter referred to as the “Purchaser”, which expression shall, unless repugnant to the context or meaning thereof, be deemed to include their respective successors and permitted assigns);

(2)	THE SELLERS LISTED UNDER THE HEADING “GKP FAMILY” IN COLUMN 1 OF SCHEDULE 3, acting through Mr. Gajendra Kumar Patni, son of the late Mr. Sobhagmal Maganmal Patni, residing at 42-A, Jolly Maker Apartments, Cuff Parade, Colaba, Mumbai – 400 005, India (hereinafter collectively referred to as the “Seller Group 1” which expression shall, unless repugnant to the context or meaning thereof, be deemed to mean and include their respective legal heirs, administrators, executors, and permitted assigns);

(3)	THE SELLERS LISTED UNDER THE HEADING “AKP FAMILY” IN COLUMN 2 OF SCHEDULE 3, acting through Mr. Ashok Kumar Patni, son of the late Mr. Sobhagmal Maganmal Patni, residing at 22-A, Jolly Maker Apartments, Cuff Parade, Colaba, Mumbai – 400 005, India (hereinafter collectively referred to as the “Seller Group 2” which expression shall, unless repugnant to the context or meaning thereof, be deemed to mean and include their respective legal heirs, administrators, executors, and permitted assigns); and

(4)	THE SELLERS LISTED UNDER THE HEADING “NKP FAMILY” IN COLUMN 3 OF SCHEDULE 3, acting through Mr. Narendra Kumar Patni, son of the late Mr. Sobhagmal Maganmal Patni, residing at 2 Avery Street, Unit 34-C, Boston MA, 02111, United States of America (“Seller Group 3” which expression shall, unless repugnant to the context or meaning thereof, be deemed to mean and include, in respect of natural Persons, their respective legal heirs, administrators, executors and permitted assigns, and in respect of corporate entities, their successors and permitted assigns).

Seller Group 1, Seller Group 2 and Seller Group 3 are hereinafter, unless repugnant to the context or meaning thereof, collectively referred to as the “Sellers” and individually as a “Seller”. The Purchaser and the Sellers are hereinafter, unless repugnant to the context or meaning thereof, collectively referred to as the “Parties” and individually as a “Party”.

WHEREAS:

(A)	Patni Computer Systems Limited, a company incorporated under the Companies Act, 1956 and having its registered office at S – 1A, F – 1, Irani Market Compound, Yerwada, Pune – 411 006, India (“Company”) is currently engaged in the business of providing information technology services (“Business”).

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(B)	The Company has an authorized share capital of Rs. 500,000,000 (Indian Rupees Five hundred million) divided into 250,000,000 (Two hundred fifty million) Equity Shares (as hereinafter defined) and an issued and paid up share capital of Rs. 263,302,660 (Indian Rupees Two hundred sixty three million three hundred two thousand six hundred sixty) divided into 131,651,330 (One hundred thirty one million six hundred fifty one thousand three hundred thirty) Equity Shares, which are listed on each of the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited.

(C)	The Sellers own the Sale Shares (as hereinafter defined) constituting 43.58% of the share capital of the Company on a fully diluted basis, as more particularly set out in Schedule 2 hereto.

(D)	The Sellers have agreed to sell, and the Purchaser has agreed to purchase from the Sellers, the Sale Shares on the terms and subject to the conditions of this Agreement.

IT IS AGREED BY AND AMONGST THE PARTIES HERETO AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATIONS

1.1.	In this Agreement, unless the context requires otherwise, (i) capitalized terms defined by inclusion in quotations and/or parenthesis have the meanings so ascribed; and (ii) the following words and expressions shall have the following meanings:

“Accounts” means the audited and consolidated accounts of the Company for the period commencing on July 1, 2010 and ending on the Accounts Date;

“Accounts Date” means September 30, 2010;

“Administrative Employees” means any employees of the Company and/or any of its Subsidiaries whose job profile is exclusively in the nature of a support function;

“ADS” means an American Depositary Share, representing 2 (two) Equity Shares, issued under the Deposit Agreement, and in relation to American Depositary Shares owned by General Atlantic, representing 1 (one) Equity Share per American Depositary Shares;

“Affiliate” means any Person that directly or indirectly through one or more Persons, Controls, is Controlled by, or is under common Control with, the Person specified;

“Announcement” shall have the meaning ascribed to the term in Clause 11.1;

“Antitrust Laws” means the HSR Act, as amended, and any other Indian, United States federal or state or other foreign statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other Applicable Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, concentration or restraint of trade or inhibiting competition;

“Applicable Law” means any applicable statute, law, regulation, ordinance, rule, judgment, rule of law, order, decree, clearance, approval, directive, guideline, policy, requirement, or other governmental restriction or any similar form of decision, or determination by, or any interpretation

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or administration of any of the foregoing by any statutory or regulatory authority whether in effect in India, the United States of America or in such other jurisdiction, as may be applicable to the relevant Party, as of the Execution Date or thereafter, and in each case, as amended from time to time;

“Approval” means any consent, approval, authorization, waiver, grant, agreement or exemption of any Person that is required in connection with (i) the execution and delivery by any Party of this Agreement or (ii) the consummation by the Purchaser or the Sellers of the Transactions;

“Articles of Association” means the articles of association of the Company, as amended from time to time;

“Big Four” means Deloitte, Ernst & Young, KPMG and PricewaterhouseCoopers, and their affiliate firms in India;

“Board” means the board of directors of the Company, as constituted from time to time;

“Business Day” means a day on which banks are open for normal banking business in Mumbai, India and New York, United States of America (excluding Saturdays, Sundays and public holidays);

“Business” means the business undertaken by the Company as at the Execution Date, as described in Recital A;

“Claim Period” shall have the meaning ascribed to the term in Clause 10.5;

“Claims” shall have the meaning ascribed to the term in Clause 10.3;

“Company” shall have the meaning ascribed to the term in Recital A;

“Company Covenants” means the covenants agreed to by the Company in terms of a board resolution of the Company and a letter agreement by the Company with the Purchaser as on the Execution Date pursuant to such resolution;

“Completion” means the completion of the transactions contemplated by this Agreement as provided in Clause 5;

“Completion Date” means the 3rd (third) Business Day after the date on which all of the conditions to Completion set forth in Clause 3 (other than conditions which, by their terms, are to be satisfied or waived at Completion, but subject to the satisfaction or waiver of those conditions at Completion) have been satisfied, or waived by the Party entitled to waive the same, in accordance with the provisions of this Agreement, or any other date as may be mutually agreed in writing by the Parties, at which date, Completion shall take place;

“Conclusion of the Open Offer” shall have the meaning ascribed to the term in Clause 6.1(vi);

“Control” (including the terms “Controlled by” and “under common Control with”) means, in relation to a body corporate, the right to exercise, or control the exercise of, whether directly or

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indirectly, acting alone or together with another Person, more than 50% of the total voting rights at a general meeting of that body corporate, or the right or power to direct, whether directly or indirectly, acting alone or together with another Person, the policy decisions or management of that body corporate, including the composition of any board of directors of that body corporate, and, in relation to an individual, includes any related party of that Person, and in relation to any Person which is not a body corporate or an individual, the right or power to direct, whether directly or indirectly, acting alone or together with another Person, the policy decisions or management of that Person;

“Demat Account” means the account held with the Depository Participant for effecting transactions in securities held in dematerialized form;

“Deposit Agreement” means the Deposit Agreement executed among the Company, the Depositary and the owners and beneficial owners of the American Depositary Receipts representing the ADSs, dated July 15, 2002;

“Depositary” means The Bank of New York Mellon (f/k/a The Bank of New York) as depositary under the Deposit Agreement;

“Depository Participant” or “DP” means a depository participant within the meaning of the Depositories Act, 1996 and who has an agreement with the Depository under Section 4(1) of the Depositories Act, 1996;

“Disclosure Letter” means the letter as of the Execution Date from the Sellers to the Purchaser which sets out the exceptions and/or qualifications to the Warranties, in each case in reasonable detail, and set out specifically against the applicable Warranties;

“Dispute” shall have the meaning ascribed to the term in Clause 13.2(i);

“DP Instructions” means the irrevocable and unconditional written instructions to the relevant depository through the Depository Participant;

“Encumbrance” means any mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, claim, right, interest or preference granted to any third party, or any other encumbrance or security interest of any kind (or an agreement or commitment to create any of the same);

“Equity Shares” means the equity shares of face value of Rs. 2 (Indian Rupees Two) each in the share capital of the Company;

“Financing Commitments” means the financing commitments pursuant to commitment letters delivered to the Sellers on the Execution Date, the proceeds of which will be used to pay a portion of the Purchase Consideration and the fees and expenses in relation to the Transactions;

“Financing” means the financing contemplated by the Financing Commitments (or any replacement commitments obtained by the Purchaser provided the conditions to the provision of such alternative financing in the aggregate are no greater than those set forth in the Financing Commitments in the aggregate);

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“Filings” means any form, application, declaration, return, certificate, notice, statement or other information required to be filed by any Party with any Governmental Authority;

“GA SPAs” means collectively: (i) the share purchase agreement dated as of the date hereof and entered into between iGATE Mauritius and General Atlantic; and (ii) the securities purchase agreement dated as of the date hereof and entered into between iGATE Mauritius and General Atlantic;

“General Atlantic” means General Atlantic Mauritius Limited, a company existing under the laws of Mauritius and having its registered offices at C/o International Financial Services Limited, IFS Court, Twenty Eight, Cybercity, Ebene, Mauritius;

“Governmental Authority” means any governmental or statutory authority, government department, agency, commission, board, tribunal or court or other entity authorized to make laws, rules or regulations or pass directions having jurisdiction, or any state or other subdivision thereof or any municipality, district or other subdivision thereof having jurisdiction pursuant to Applicable Laws;

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended, and the rules and regulations promulgated thereunder);

“HSR Clearance” means the expiration or termination of any waiting period under the HSR Act in respect of the Transactions;

“Indemnified Person 1” shall have the meaning ascribed to the term in Clause 10.1;

“Indemnified Person 2” shall have the meaning ascribed to the term in Clause 10.2;

“Indemnified Persons” shall have the meaning ascribed to the term in Clause 10.3;

“Indemnifying Party 1” shall have the meaning ascribed to the term in Clause 10.1;

“Indemnifying Party 2” shall have the meaning ascribed to the term in Clause 10.2;

“Indemnifying Party” shall have the meaning ascribed to the term in Clause 10.3;

“Indian GAAP” means the generally accepted accounting practices as applicable in India;

“iSolutions” means iSolutions, Inc, a company existing under the laws of Delaware, United States of America;

“Long Stop Date” shall have the meaning ascribed to the term in Clause 5.4(ii);

“Losses” means all direct actions, claims, damages, losses, and liabilities whatsoever but excluding any indirect, consequential, punitive or special damages;

“Material Contract” means any agreement or arrangement to which the Company or any of its Subsidiaries is a party, or is bound by, which is of material importance to the Business of the Company and/or its Subsidiaries, or of the following type: (a) with any customer, supplier or

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vendor involving payments to or by the Company and/or the Subsidiaries in excess of USD 5,000,000 (United States Dollar Five million) annually; or (b) which limits the freedom of the Company and/or the Subsidiaries to compete in any line of business or with any Person or in any area;

“Memorandum of Association” means the memorandum of association of the Company, as amended from time to time;

“Merchant Banker” means the merchant banker appointed by the Purchaser for the purposes of the Open Offer under SEBI Takeover Regulations;

“Notice” shall have the meaning ascribed to the term in Clause 12.1;

“Notified Addresses” shall have the meaning ascribed to the term in Clause 12.3;

“Open Offer Consideration” means the consideration required to be paid by the Purchaser to the public shareholders of the Company under the SEBI Takeover Regulations, in connection with the purchase of the Open Offer Shares (assuming full acceptance);

“Open Offer Escrow Agent” means Standard Chartered Bank, a body corporate duly incorporated in England under the Royal Charter of 1853, having its principal office at 1 Aldermanbury Square, London EC2V 7SB, United Kingdom and having its branch at 26 - 27, Raheja Towers MG Road, Bangalore 560 001, India, in its capacity as the escrow agent under the Open Offer Escrow Agreement;

“Open Offer Escrow Agreement” means the escrow agreement to be executed among the Open Offer Escrow Agent, the Purchaser and the Merchant Banker;

“Open Offer Escrow” means the escrow account(s) established pursuant to the Open Offer Escrow Agreement;

“Open Offer Shares” means the Equity Shares to be purchased by the Purchaser under the Open Offer;

“Open Offer” means the open offer required to be made by the Purchaser in accordance with the SEBI Takeover Regulations in connection with the Transactions;

“Patni Agreements” means (i) agreement dated October 1, 2007 between the Company and Mr. Ashok Kumar Patni (“AKP Agreement”), (ii) agreement dated October 1, 2007 between the Company and Mr. Gajendra Kumar Patni (“GKP Agreement”), and (iii) employment agreement dated December 1, 2000 (together with amendment agreements dated August 29, 2003, September 24, 2008 and February 20, 2009) between Patni Americas, Inc. and Mr. Narendra Kumar Patni (“NKP Agreement”);

“Patni Brothers” means Mr. Ashok Kumar Patni, Mr. Gajendra Kumar Patni and Mr. Narendra Kumar Patni;

“Person” means (i) a natural person, (ii) a corporation, (iii) a partnership or a limited liability partnership, (iv) a trust, (v) a business trust, (vi) a joint stock company, (vii) an unincorporated association, (viii) a government or Governmental Authority, and/or (ix) any other legal entity;

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“Public Announcement” means the public announcement of the Open Offer required to be made by the Purchaser in connection with the Open Offer in accordance with the SEBI Takeover Regulations;

“Purchase Consideration” means the aggregate consideration payable by the Purchaser to the Sellers for the Sale Shares, more specifically set out in Column VII of Schedule 3;

“Purchaser Claims” shall have the meaning ascribed to the term in Clause 10.1;

“Purchaser Warranties” shall have the meaning ascribed to the term in Clause 8.1;

“RBI” means the Reserve Bank of India;

“RBI Approvals” shall have the meaning ascribed to the term in Clause 3.1(ii);

“Rs.” or “Indian Rupees” means the lawful currency of the Republic of India;

“Sale Shares” means the Equity Shares of the Company held by the Sellers representing 43.58% of the share capital of the Company on a fully diluted basis, and more specifically detailed in Schedule 2;

“SEBI Takeover Regulations” means the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations 1997, as amended or replaced, from time to time;

“SEBI” means Securities and Exchange Board of India;

“Seller Bank Account” means the bank account of each of the Sellers, as set out in Column V of Schedule 3 hereto;

“Seller Claims” shall have the meaning ascribed to the term in Clause 10.2;

“Seller Group” means Seller Group 1 or Seller Group 2 or Seller Group 3;

“Sellers’ Representatives” means collectively Seller Group 1 Representative, Seller Group 2 Representative and Seller Group 3 Representative;

“Subsidiary” shall have the meaning ascribed to the term under Section 4 of the Companies Act, 1956;

“Tax” means:

(a)	all forms of tax, levy, duty, charge, impost, withholding or other amount whenever or wherever created or imposed by, or payable to any Tax Authority; and

(b)	all charges, interest, penalties and fines incidental or relating to any Tax falling within (a) above or which arise as a result of the failure to pay any Tax on the due date or to comply with any obligation relating to Tax;

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“Tax Act” means (Indian) Income Tax Act, 1961;

“Tax Authority” means any revenue, customs, fiscal, governmental, statutory, state, provincial, local governmental or municipal authority, body or Person responsible for Tax;

“Third Party Claim” shall have the meaning ascribed to it in Clause 10.10(i);

“Transactions” means the transactions contemplated under this Agreement, including the Financing Commitments;

“Transaction Documents” mean this Agreement, the GA SPAs, the Financing Commitments, the Open Offer Escrow Agreement and any other agreement, instrument, document or deed entered into, or to be entered into, or delivered in connection with the Transactions;

“USD” or “$” means United States Dollars or the lawful currency of the United States of America;

“USD Equivalent” means the foreign exchange rate for conversion of Indian Rupees into USD, at selling rate prescribed by the State Bank of India 1 (one) Business Day prior to the date of the relevant payment; and

“Warranties” or “Seller Warranties” shall have the meaning ascribed to the term in Clause 7.1.

1.2.	Interpretation

In this Agreement, unless the context requires otherwise:

(i)	references to a Clause, Schedule or an Annexure are to a clause of, or a schedule or annexure to, this Agreement and references to this Agreement include its Schedules and Annexures, which are part of this Agreement, and references to a part or paragraph include references to a part or paragraph of a Schedule or Annexure to this Agreement;

(ii)	references to this Agreement or any other document or to any specified provision of this Agreement or any other document are to this Agreement, that document or that provision as in force for the time being and as amended from time to time in accordance with the terms of this Agreement or that document or, as the case may be, with the agreement of the relevant parties;

(iii)	words importing the singular include the plural and vice versa, words importing a gender include every gender;

(iv)	the contents table and the headings to clauses, Schedules, Annexures, parts and paragraphs are inserted for convenience only and shall be ignored in interpreting this Agreement;

(v)	the words and phrases “other”, “including” and “in particular” shall not limit the generality of any preceding words or be construed as being limited to the same class as the preceding words where a wider construction is possible;

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(vi)	in calculations of share numbers, references to a “fully diluted basis” mean that the calculation should be made assuming that all outstanding preference shares, convertible debentures, stock options, warrants and other equity linked securities convertible into or exercisable or exchangeable for Equity Shares (whether or not by their term then currently convertible, exercisable or exchangeable) have been so converted, exercised or exchanged; and

(vii)	a reference to any statute or statutory provision includes any subordinate legislation made under it and any provision which it has re-enacted (with or without modification), and any provision superseding it or re-enacting it (with or without modification), before or on the Execution Date, or after the Execution Date except to the extent that the liability of any party is thereby increased or extended.

2.	SALE AND PURCHASE OF SALE SHARES

2.1.	On the terms and subject to the conditions of this Agreement (including satisfaction (or waiver, where applicable) of the conditions set out in Clause 3), the Sellers shall sell, and the Purchaser shall purchase, all of the Sale Shares, free from all Encumbrances, with all rights then attaching to them including the right to receive all distributions and dividends declared, paid or made in respect of the Sale Shares with effect from the Completion Date.

2.2.	In consideration for the sale and transfer of the Sale Shares, the Purchaser shall pay the Purchase Consideration to the Sellers at Completion, in accordance with the terms and conditions of this Agreement. The details of the Purchase Consideration to be paid to each Seller are set out in Column VII of Schedule 3 hereto.

3.	CONDITIONS TO COMPLETION

3.1.	The obligation of the Sellers to sell the Sale Shares and proceed with the Completion in terms of Clause 5 of this Agreement shall be conditional on the satisfaction of following conditions, other than those which by their very nature are to be satisfied at Completion (to the extent that they have not been waived by the Sellers (other than the conditions set out in Clauses 3.1(ii) and (iii) below which shall not be waived), in accordance with this Agreement):

(i)	The Purchaser having delivered to the Sellers on the Execution Date certified copies of the resolutions duly passed by its board of directors or equivalent authority approving the execution, delivery and performance by the Purchaser of the Transaction Documents.

(ii)	The Purchaser having received approvals from the RBI for: (a) the acquisition of the Sale Shares from resident Sellers, where purchaser is iGATE Mauritius, and from non-resident Sellers, where purchaser is iGATE India and (b) the sale of Equity Shares owned by iSolutions, Inc., an overseas corporate body, and forming part of the Sale Shares, to iGATE Mauritius ((a) and (b) together, the “RBI Approvals”).

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(iii)	The Conclusion of the Open Offer.

(iv)	The Purchaser Warranties being true in all material respects as of the Completion Date, except that the Purchaser Warranty in Clause 1 of Schedule 6 being true in all respects as of the Completion Date.

(v)	The Purchaser not being in material breach of the agreements, covenants, obligations, and conditions required by this Agreement to be so performed or complied with by it, at or before the Completion Date (including, but not limited to, the obligations in respect of the Open Offer as set out in Clause 6.1 hereof).

3.2.	The obligation of the Purchaser to purchase the Sale Shares and proceed with Completion in terms of Clause 5 of this Agreement shall be conditional on the satisfaction of the following conditions, other than those which by their very nature are to be satisfied at Completion, (to the extent that they have not been waived by the Purchaser (other than the condition set out in Clause 3.2(iii) below which shall not be waived), in accordance with this Agreement):

(i)	Each of the Sellers having delivered to the Purchaser on the Execution Date certified copies of the resolutions duly passed by such Seller’s board of directors or equivalent authority (where applicable) approving the execution, delivery and performance by such Seller of the Agreement.

(ii)	The Seller Warranties being true in all material respects as of the Completion Date, except that the Seller Warranties in Clause 1.1, Clause 2 and Clause 3 of Part A of Schedule 5 being true in all respects as of the Completion Date.

(iii)	The Purchaser having received the RBI Approvals.

(iv)	Simultaneous consummation of the transactions contemplated under the GA SPAs (including satisfaction of the conditions to completion thereunder).

(v)	No Seller being in material breach of the agreements, covenants, obligations, and conditions required by this Agreement to be so performed or complied with by such Seller, as applicable, at or before the Completion Date.

3.3.	The obligations of the Parties to proceed with Completion in terms of Clause 5 of this Agreement shall be conditional on the following conditions, or their satisfaction subject only to Completion:

(i)	there not being in effect any writ, judgment, injunction, decree, or similar order of any court or other authority or law restraining or otherwise preventing the consummation of the Transactions, including the actions to be taken at Completion.

(ii)	(a) any waiting periods under the HSR Act or other applicable Anti-trust Laws in respect of, and (b) any Approvals by any Governmental Authority required for the consummation of, the Transactions shall have been obtained, expired or terminated, as applicable.

3.4.	The Purchaser shall make all reasonable efforts to achieve satisfaction of each condition set out in Clauses 3.1 and 3.3 as soon as possible after the Execution Date.

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3.5.	Each Seller shall make all reasonable efforts to achieve satisfaction of each condition set out in Clauses 3.2 and 3.3(i) as soon as possible after the Execution Date.

3.6.	The Sellers and the Purchaser, as the case may be, shall each notify the other, promptly upon becoming aware that any of the conditions set out in Clause 3 have been satisfied or have become incapable of satisfaction or waiver, other than with respect to those conditions that have to be satisfied as of the Completion.

3.7.	At any time prior to or on the Long Stop Date, to the extent permitted under Applicable Law and save as expressly provided otherwise:

(i)	the Purchaser may waive any condition set out in Clause 3.2 by notice in writing to the Sellers; and

(ii)	the Sellers’ Representatives may waive any condition set out in Clause 3.1 by notice in writing to the Purchaser.

3.8.	Within 3 (three) Business Days following:

(i)	the satisfaction or waiver (if waived by the Purchaser in accordance with this Agreement) of the last of the conditions to be satisfied by the Sellers as set out in Clauses 3.2 and 3.3(i) (other than conditions which by their very nature are to be satisfied at Completion), the Sellers shall provide to the Purchaser written confirmation (in the form attached as Schedule 4) of the satisfaction or waiver of the conditions set out in Clauses 3.2 and 3.3(i); and

(ii)	the satisfaction or waiver (if waived by the Sellers in accordance with this Agreement) of the last of the conditions to be satisfied by the Purchaser as set out in Clauses 3.1 and 3.3 (other than conditions which by their very nature are to be satisfied at Completion), the Purchaser shall provide to the Sellers a written confirmation (in the form attached as Schedule 4) of satisfaction or waiver of such conditions set out in Clauses 3.1 and 3.3, each such written confirmation a “CP Confirmation Certificate”.

For the avoidance of any doubt, it is clarified that if a CP Confirmation Certificate is wrongfully withheld, it shall not affect the right of the relevant Party to enforce Completion on the Completion Date in accordance with the terms of this Agreement.

4.	PRE-COMPLETION UNDERTAKINGS / ACTIONS

4.1.	From the Execution Date until Completion, the Sellers shall exercise their voting rights and shall cause their directors on the Board to exercise their voting rights, and use commercially reasonable efforts towards accomplishing the following, it being understood that so long as the Sellers are otherwise in compliance with this Clause, the Sellers (individually or as a group) themselves do not control the decisions of the Company:

(i)	the business of the Company and its Subsidiaries being carried on in all material respects in the ordinary course of business consistent with their past custom and practice as carried on prior to or as on the Execution Date (“Ordinary Course of Business”); and

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(ii)	if and when any of the matters set out in:

(a)	Paragraph 1 of Schedule 7 are tabled for consideration by the Board or the shareholders, voting against any resolution involving such matter, save and except with the consent of the Purchaser in writing, which consent should not be unreasonably withheld or delayed; and

(b)	Paragraph 2 of Schedule 7 are tabled for consideration by the Board or the shareholders, voting in favour of any resolution involving such matter or taking corrective action if such matter is tabled, including pursuant to Clause 6.4(v).

4.2.	From the Execution Date until Completion, the Sellers shall exercise voting rights on the Sale Shares in good faith, in a manner not inconsistent with the provisions of this Agreement.

4.3.	From the Execution Date until Completion, neither the Sellers nor anyone acting on their behalf (including Affiliates and advisors) shall (i) solicit or encourage any inquiries or proposals for, or enter into any discussions or communicate with any third party (including immediate termination of all discussions and communications with all third parties and their advisors) in connection with, any direct or indirect sale and/or transfer of all or any part of the Sale Shares or (ii) provide any third party with confidential or non public information relating to the Company. If any inquiry or proposal is received in writing, the Sellers shall promptly provide a copy of such written inquiry or proposal to the Purchaser.

4.4.	Currency

Payment of Purchase Consideration under this Agreement and payments pursuant to the Open Offer shall be made in Indian Rupees, save and except payments to iSolutions, which shall be made in USD Equivalent of the amount due and payable.

5.	COMPLETION

5.1.	Subject to the conditions set out in Clauses 3.1, 3.2 and 3.3, Completion shall take place on the Completion Date.

5.2.	The obligations of each of the Parties under Clause 5.3 below are interdependent of each other. The Completion shall not occur unless all of the obligations specified in Clause 5.3, have been simultaneously complied with and are fully effective.

5.3.	On the Completion Date:

(i)	Subject to Clause 6.6 and Clause 14.13, the Purchaser shall remit the respective Purchase Consideration (in immediately available funds) to each of the Seller’s Bank Accounts in the amount set out in Column VII of Schedule 3.

(ii)	the Sellers shall (a) provide to their respective Depository Participants, duly executed

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DP Instructions in the prescribed form for the transfer of the Sale Shares to the Demat Account of the Purchaser (details of which shall be provided to the Sellers in writing as soon as practicable after the Execution Date); (b) procure its Depository Participants to duly acknowledge such DP Instructions; (c) deliver a copy of such acknowledgement to the Purchaser; and (d) use best endeavours to procure credit of the Sale Shares to the Demat Account of the Purchaser.

(iii)	The Sellers shall file the relevant Forms FC-TRS and all related documentation in respect of the transfer of the Sale Shares, with the authorised dealer of the Sellers.

(iv)	The Sellers shall procure that a Board meeting is held at which the following business shall be transacted:

(a)	the resignation of the directors, without any claim in respect of breach of contract, compensation for loss of office or termination of employment or redundancy or unfair dismissal, or any other grounds whatsoever (other than pursuant to Clauses 6.1(ix), Clause 6.1(x), Clause 6.1(xi) and the Patni Agreements), whether statutory or otherwise or for unpaid remuneration, nominated by the Sellers to the Board, namely Mr. Ashok Kumar Patni, Mr Narendra Kumar Patni, and Mr Louis Theodoor van den Boog, and/or the board of directors of any of the Company’s Subsidiaries (if any), shall be tendered and accepted by the Board or such boards of directors of the Company’s Subsidiaries, as the case may be;

(b)	the appointment of directors nominated by the Purchaser on the Board shall be approved; and

(c)	an extra-ordinary general meeting of the shareholders of the Company to approve the matters set out above and the amendment of the Articles of Association shall be convened.

5.4.	This Agreement may be terminated on or prior to the Completion Date as follows:

(i)	By the mutual written consent of the Purchaser and the Sellers.

(ii)	By the Sellers upon written notice to the Purchaser, if the conditions set out in Clauses 3.1 and 3.3 have not been satisfied (or satisfied subject only to Completion where applicable) or waived (where applicable) on or before 270 (two hundred seventy) days from the Execution Date or such later date as may be mutually agreed between the Parties in writing (“Long Stop Date”); provided that the Sellers shall not be entitled to terminate this Agreement pursuant to this Clause 5.4(ii) if Sellers’ breach of this Agreement has prevented or materially delayed the consummation of the Transactions (which term for the purposes of this Clause 5.4(ii) shall not include the Financing).

(iii)	By the Purchaser upon written notice to the Sellers’ Representatives, if the conditions set out in Clauses 3.2 and 3.3(i) have not been satisfied (or satisfied subject only to Completion where applicable) or waived (where applicable) on or before the Long Stop Date; provided that the Purchaser shall not be entitled to terminate this Agreement pursuant to this Clause 5.4(iii) if Purchaser’s breach of this Agreement has prevented or materially delayed the consummation of the Transactions.

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(iv)	By the Sellers (if the Sellers are not in material breach of the Sellers Warranties, covenants or agreements under this Agreement so as to cause any of the conditions set forth in Clause 3.2 and/or 3.3(i) not to be satisfied), upon written notice to the Purchaser, if there has been a material inaccuracy of any statement or warranty, or any unremedied material breach of a covenant or other agreement, of the Purchaser contained in this Agreement, which violation, breach or inaccuracy would cause any of the conditions set forth in Clause 3.1 and/or 3.3 not to be satisfied as of the Completion Date, and such violation, breach or inaccuracy has not been waived by the Sellers or cured by the Purchaser within 20 (twenty) Business Days after receipt by the Purchaser of written notice thereof from the Sellers, or is not reasonably capable of being cured prior to the Long Stop Date.

(v)	By the Purchaser (if the Purchaser is not in material breach of the Purchaser Warranties, covenants or agreements under this Agreement so as to cause any of the conditions set forth in Clause 3.1 and/or 3.3 not to be satisfied), upon written notice to the Sellers’ Representatives, if there has been a material inaccuracy of any statement or warranty, or any unremedied material breach of a covenant or other agreement, of the Sellers contained in this Agreement, which violation, breach or inaccuracy would cause any of the conditions set forth in Clauses 3.2 and/or 3.3(i) not to be satisfied as of the Completion Date, and such violation, breach or inaccuracy has not been waived by the Purchaser or cured by the Sellers within 20 (twenty) Business Days after receipt by the Sellers of written notice thereof from the Purchaser, or is not reasonably capable of being cured prior to the Long Stop Date.

(vi)	By the Sellers or the Purchaser, upon written notice to the other, if a court of competent jurisdiction or any other Governmental Authority shall have issued a final, non-appealable order preventing or otherwise prohibiting the consummation of the Transactions.

5.5.	If this Agreement is terminated prior to Completion in accordance with Clause 5.4 above,

(i)	this Agreement shall become void and of no further force and effect; provided, however, that the provisions of this Clause 5.5 and Clauses 1 (Definitions and Interpretation), 11 (Announcements and Confidentiality), 12 (Notices), 13 (Governing Law, Disputes and Jurisdiction), 14.1 (Entire Agreement), 14.7 (Variation), 14.8 (No Assignment), 14.9 (Waiver), 14.10 (Severability), 14.11 (Supersession) and 14.12 (Expenses) shall survive the termination of this Agreement indefinitely and that nothing herein shall relieve any Party from any liability for fraud or any breach of the provisions of this Agreement prior to such termination; and

(ii)	if applicable, the Observer shall no longer be entitled to attend the meetings of the Board (or any committee thereof) and the nominees of the Purchaser appointed on the Board in accordance with Clause 6.2 shall resign with immediate effect.

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6.	COVENANTS

6.1.	The Purchaser agrees and undertakes that it shall:

(i)	make appropriate Filings with the RBI in respect of the RBI Approvals, within 5 (five) Business Days (or such other time period as may be mutually agreed upon by the Parties in writing) of the Sellers providing all the necessary information in connection with such Filing, and thereafter shall make any other required Filings with respect to the Transactions with the RBI, and shall use reasonable efforts to take all other appropriate actions reasonably necessary to diligently follow up with such Filings;

(ii)	make appropriate Filings pursuant to the HSR Act or other applicable Antitrust Laws with respect to the Transactions as reasonably promptly as practicable (and in respect of the filing pursuant to: (a) the HSR Act, in any event within 5 (five) Business Days after the Execution Date hereof, and (b) other applicable Antitrust Laws, within a reasonable period of time after the Execution Date hereof, unless otherwise mutually agreed by the Parties); provided that, the Filing pursuant to the HSR Act shall only be made at the same time as the Company makes its Filing pursuant to the HSR Act. Thereafter, the Purchaser shall use its commercially reasonable efforts to take all other appropriate actions reasonably necessary to obtain requisite approvals and authorizations for the Transactions under the HSR Act or other applicable Antitrust Laws (including providing any additional information that may be requested pursuant to the HSR Act or other applicable Antitrust Laws); provided, however, that the foregoing shall not require the Purchaser or any of its Affiliates to offer or grant any accommodation (financial or otherwise) to agree to any divestitures or other remedy to procure such approvals or authorizations;

(iii)	timely perform its obligations under the SEBI Takeover Regulations, including the requirement of conducting the Open Offer, in connection with this Agreement;

(iv)	cause the Merchant Banker to issue the Public Announcement initiating the Open Offer under the SEBI Takeover Regulations no later than 4 (four) Business Days following the Execution Date;

(v)

within 5 (five) Business Days following: (a) the receipt of the HSR Clearance; or (b) on the 21st day following the date of the Public Announcement, whichever is later (such later date, the “Escrow Deposit Date”), deposit 100% (One hundred percent) of the Open Offer Consideration in respect of the Open Offer Shares in the Open Offer Escrow;

(vi)	(a) complete the Open Offer in compliance with the SEBI Takeover Regulations, and (b) cause the Merchant Banker to issue a certificate to the SEBI certifying the satisfaction of all Purchaser’s obligations and duties in respect of the Open Offer under the SEBI Takeover Regulations, save and except any delays on account of any pending consent or restrain from any Governmental Authority, as soon as may be practicable after the expiration of the Open Offer period required under Regulation 22(5) of the SEBI Takeover Regulations (“Conclusion of the Open Offer”), and in any event within 20 (twenty) days thereof;

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(vii)	to the extent practicable, provide, reasonably in advance, drafts of all material documents pertaining to the Open Offer (including the letter of offer sent to shareholders of the Company, but excluding the Public Announcement) to the Sellers and shall give due consideration to any comments and/or suggestions made by the Sellers, provided that the Sellers provide their comments and/or suggestions on such drafts within a period of 2 (two) Business Days from the date of such drafts being provided by the Purchaser to the Sellers;

(viii)	not make any representation or warranty, whether directly or through the Merchant Banker or any other representative engaged by the Purchaser, to SEBI or any other regulatory authority, on behalf of, or in respect of any Seller without the prior written consent of such Seller, other than information which has been provided under this Agreement and/or pursuant to the public Filings made by the Company and/or the Sellers;

(ix)	promptly after the Completion, and in any event no later than 65 (sixty five) days thereof, cause the Company and its Subsidiaries and/or any of their respective successors and permitted assigns, as the case may be, to procure and provide security for the payments to: (A) Mr. Ashok Kumar Patni, towards pension and full medical insurance coverage as per and in accordance with the terms of the AKP Agreement, (B) Mr. Gajendra Kumar Patni, towards pension and full medical insurance coverage as per and in accordance with the terms of the GKP Agreement, and (C) Mr. Narendra Kumar Patni, towards pension, full medical insurance coverage, severance payments and payments for unused vacation as per and in accordance with the terms of the NKP Agreement, by the Company and/or Subsidiaries (as referred to under the Patni Agreements) through arrangements mutually acceptable to the Company, its Subsidiaries and the relevant Patni Brother (with each such Person acting reasonably), provided that no payment pursuant to such arrangement is to be made in excess of the amounts due under the applicable Patni Agreement or prior to the time otherwise due under the applicable Patni Agreement;

(x)	not take, and ensure that the Company and/or Subsidiaries do not take any action to amend, modify, terminate or refuse to honour the Patni Agreements, without the prior written consent of the applicable Patni Brother; and

(xi)	ensure that any person acquiring control over the Company from the Purchaser shall assume the obligations contained in sub-clauses (ix) and (x), upon which, the obligations of the Purchaser under sub-clauses (ix) and (x) shall terminate.

6.2.	On the Escrow Deposit Date, subject to the Purchaser having complied with its obligations under Clause 6.1(v) above, the Sellers, to the extent they are able to, through exercising their voting rights and instructing their directors on the Board, shall cause:

(i)

Mr. Gajendra Kumar Patni to resign from the Board and the board of any Subsidiary of the Company, without any claim in respect of breach of contract, compensation for loss of office or termination of employment or redundancy or unfair dismissal, or any other grounds whatsoever (other than pursuant to Clauses 6.1(ix), Clause 6.1(x), Clause

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6.1(xi) and the Patni Agreements), whether statutory or otherwise or for unpaid remuneration, and shall facilitate appointment of 2 (two) additional directors nominated by Purchaser to the Board, provided that till Completion the additional directors nominated by Purchaser shall not be entitled to participate in or receive notices relating to any Board discussions or Board decision-making involving the pricing (including the setting of discounts, rebates, or other price-related terms), bidding, bidding strategies, marketing, or sales efforts relating to any products or services of the Company that are or will be sold in direct competition with the Purchaser and/or its Affiliates; and

(ii)	the appointment of an observer nominated by the Purchaser on the Board and committees of the Board (“Observer”) for a period until the Completion Date, and to allow the Observer to attend all meetings of the Board and committees of the Board and receive notices of all meetings of the Board and committees of the Board (including for any matter which may be proposed to be passed by circular resolution), provided that till Completion the Observer shall not be entitled to participate in or receive notices relating to any Board discussions or Board decision-making involving the pricing (including the setting of discounts, rebates, or other price-related terms), bidding, bidding strategies, marketing, or sales efforts relating to any products or services of the Company that are or will be sold in direct competition with the Purchaser and/or its Affiliates.

6.3.	The Sellers undertake that they shall extend reasonable co-operation, including providing necessary information and documents to the Purchaser so as to enable the Purchaser to: (a) make Filings for and obtain the RBI Approvals and (b) conduct the Open Offer in compliance with the provisions of the SEBI Takeover Regulations and all other Applicable Laws. The Sellers agree that for the information relating to the Filings for the RBI Approvals, they shall provide the same to the Purchaser within 15 (fifteen) days of Execution Date. The Sellers shall use reasonable endeavours, to the extent they are able to through exercising their voting rights and instructing their directors on the Board, that the Company shall provide:

(i)	the Purchaser and/or its professional advisers with such information relating to the Company as may be required by the SEBI Takeover Regulations for the purposes of making the Open Offer and complying with the SEBI Takeover Regulations, provided that any disclosures relating to any Seller or any Affiliate of the Sellers, other than disclosures made under this Agreement and/or pursuant to the public filings made by the Company and/or the Sellers, (“Seller Related Disclosures”) will be made only with the prior written intimation to the Sellers, and in the event the Sellers do not object to Seller Related Disclosures in writing and provide adequate disclosures for the purposes of making the Open Offer and complying with the SEBI Takeover Regulations within 1 (one) Business Day from the date of such written intimation, the Purchaser shall be at liberty to make the Seller Related Disclosures as originally intimated to the Sellers;

(ii)	all reasonable assistance requested by the Purchaser to enable the Purchaser to prepare a letter of offer for the Open Offer and otherwise for ensuring compliance with the SEBI Takeover Regulations; and

(iii)	if required, all reasonable information required in connection with any applications or submissions to be made to SEBI and the RBI or any other applicable governmental or regulatory authorities.

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6.4.	The Sellers agree and undertake that on their own behalf and on behalf of their Affiliates that:

(i)	on and from the Completion Date and until amendment of the Articles of Association pursuant to Clause 5.3(iv)(c), they shall not exercise any rights under the Articles of Association;

(ii)	the Purchaser shall be entitled to continue using “Patni” name in the Company’s name upon Completion, provided however that any Seller shall be entitled to use the “Patni” name but not the Company’s logo and/or marks (whether or not registered) in any businesses or company so long as the Seller is able to differentiate between the Company and such Seller’s entity;

(iii)	they will not challenge use of the name “Patni” or any of Company’s logo and/or marks (whether or not registered) by the Purchaser, the Company or any of their respective Affiliates subsequent to Completion and acknowledge the right of the Company and its Subsidiaries to use such name;

(iv)	effective as of the Completion Date, except for arrangements disclosed in the Disclosure Letter and in Clause 6.1(ix), Clause 6.1(x), Clause 6.1(xi) and the Patni Agreements, they release the Company and each of its Subsidiaries from any and all claims; and

(v)	in the event that the Sellers become aware of non-fulfillment and/or breach by the Company and/or any of its Subsidiaries of any of the Company Covenants (“Company Breach”), then the Sellers and/or the nominees of the Sellers on the Board shall promptly requisition a meeting of the Board and, if necessary, meeting of the shareholders of the Company (“Requisitioned Meeting”), as may be necessary, to take corrective actions to cure the Company Breach, and shall, exercise their voting rights and shall instruct their directors on the Board to exercise their voting rights, in the Requisitioned Meeting to cure the Company Breach.

6.5.	Notwithstanding anything mentioned in this Agreement but without prejudice to the rights of any Party under this Agreement, pursuant to Regulation 22(16) of the SEBI Takeover Regulations, the Sellers and the Purchaser shall not act upon the sale and purchase of the Sale Shares and the payment of the Purchase Consideration in the event of non-compliance with the provisions of the SEBI Takeover Regulations by the Parties.

6.6.	iSolutions Escrow

(i)

Out of the Purchase Consideration payable by the Purchaser to iSolutions, an amount equal to USD 20,000,000 (United States Dollar Twenty million) (“Securities Amount”) shall be deposited directly by the Purchaser at Completion in a securities account opened in the name of iSolutions (at least 15 (fifteen) Business Days prior to the Completion Date) (“Securities Account”) with Goldman Sachs & Co or its affiliates or such other national bank or other financial institution in the United States of America, identified by iSolutions and consented by iGATE Mauritius, which consent shall not be unreasonably withheld or delayed (“Deposit Bank”). To secure the performance of its

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obligations under Clauses 6.6, 6.7 and 10.15 and Schedule 11, iSolutions hereby grants, pledges and assigns to iGATE Mauritius for its benefit, and creates a continuing security interest in favour of iGATE Mauritius, in all of its right, title and interest in and to the Securities Account and all assets of whatever type deposited by iSolutions therein, whether now or hereafter acquired, existing or arising and any products and proceeds thereof maintained therein. In respect of the Securities Account, there shall be a customary securities account control agreement (“Securities Account Control Agreement”), substantially in the form set out in Schedule 12, with such modifications as mutually agreed to by the parties thereto which shall be executed on or prior to Completion among iSolutions, such Deposit Bank and iGATE Mauritius as the secured party to create a first priority perfected security interest in favour of iGATE Mauritius. The Securities Account Control Agreement shall provide for the following:

(A)	iSolutions shall be entitled to provide trading instructions for the funds lying in the Securities Account except in case and to the extent a Block Notice (as defined below) has been delivered under the Securities Account Control Agreement or the funds are otherwise released as provided in the Securities Account Control Agreement;

(B)	iSolutions shall be entitled to withdraw amounts or securities from the Securities Account (and the security interest granted to iGATE Mauritius shall immediately and automatically be released with respect to such withdrawn amounts or securities) provided (A) such withdrawal does not cause the amount on deposit to decline below the Securities Amount or (B) iSolutions has substituted a letter of credit or other liquid marketable security, in each case acceptable to iGATE Mauritius equal in value to the amount withdrawn (“Qualifying Security”);

(C)	the only permitted investments in the Securities Account shall be in Cash and Investments (as defined in Schedule 11) and the Qualifying Security;

(D)	iGATE Mauritius shall be entitled to provide a notice (“Block Notice”) to the Deposit Bank under any of the circumstances contemplated by Clause 3.3 and Clause 3.4 of Schedule 11 for the purpose of enabling iGATE Mauritius (on its own or on behalf of any of the Purchaser Indemnified Parties) to deposit the amounts contemplated by Clause 3.3 and Clause 3.4 of Schedule 11 with the Tax Authorities; and

(E)	release of the balances in the Securities Account in accordance with Schedule 11.

(ii)

On and from the Completion Date and until release of the entire balance in the Securities Account in accordance with Schedule 11, iSolutions shall, and Mr. Narendra Kumar Patni shall ensure that iSolutions shall: (a) not liquidate, wind-up or reorganise iSolutions or otherwise modify the capital structure (provided, however, that iSolutions may avail itself of the procedure to convert to a limited liability company under Section 266 of the Delaware General Corporation Laws to the extent that doing so does not prejudice any terms of this Agreement and the Securities Account Control Agreement)

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and shall not seek any other relief under any bankruptcy, insolvency or similar law or permit the appointment of a trustee, receiver, administrator (whether out of court or otherwise) or liquidator or similar officer for iSolutions; (b) comply with the terms of the Securities Account Control Agreement including as specified in Clause 6.6(ii) above or creating any Encumbrance on the Securities Account; and (c) not cause the balance of the Securities Account to go below the Securities Amount on account of fees, charges, commissions due to the Deposit Bank or affiliates of the Deposit Bank.

(iii)	If the Deposit Bank notifies iSolutions and IGate Mauritius that it wishes to terminate the Securities Account Control Agreement, iSolutions and iGATE Mauritius shall use their reasonable best efforts promptly but in any event within 30 (thirty) days of such notice to establish a comparable arrangement with another comparable financial institution (including a comparable securities account control agreement) and to transfer all of the assets in the Securities Account to a securities account with such comparable financial institution under such comparable arrangement.

6.7.	The Purchaser and iSolutions shall jointly or separately, immediately and in any event no later than 30 (thirty) days following the Execution Date, or such other date as may be mutually agreed between the Purchaser and iSolutions (“AAR Trigger Date”) apply for a ruling from the Authority of Advance Rulings (“AAR Ruling”) determining the amount of tax payable by iSolutions under the Tax Act pursuant to this Agreement, which ruling shall be final and binding on the Parties. The Purchaser shall provide all reasonable co-operation that are necessary in relation to Filings for the AAR Ruling including:

(i)	provision of information necessary for preparing the application for AAR Ruling and replying to queries of the Tax Authorities that are in the possession of the Purchaser;

(ii)	authorizing representatives appointed by the Tax Indemnifying Parties to jointly appear before the Tax Authorities, along with the representatives of the Purchaser; and

(iii)	promptly forward any communication received from the Tax Authority to the Tax Indemnifying Parties and/or their representatives.

7.	SELLER WARRANTIES

7.1.	Each Seller Group (for itself severally and not for any other Seller Group, and joint and severally in respect of each Seller Group) hereby represents and warrants to the Purchaser, as at each of the Execution Date and, save as expressly provided otherwise, as at the Completion Date in terms of the warranties set out in Schedule 5 (“Seller Warranties”); provided that the Seller Warranties in Part B of Schedule 5 are made to the actual knowledge of the sellers forming part of the respective Seller Groups.

7.2.	The Sellers acknowledge that the Purchaser has entered into this Agreement in reliance on, among other things, the Seller Warranties.

7.3.	The Seller Warranties are qualified by the facts reasonably disclosed in the Disclosure Letter to be delivered by the Sellers to the Purchaser on the Execution Date.

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7.4.	The Purchaser acknowledges and agrees that the Seller Warranties set out in Clause 5 and 7.2 of Part B of Schedule 5 are given as of the Execution Date and shall not be repeated on the Completion Date, provided that the Sellers shall give the Purchaser prompt notice of any event, condition or circumstance occurring from the Execution Date until the Completion Date that would constitute a violation or breach of such Seller Warranties if such Warranty were made as of any date from the Execution Date until the Completion Date.

7.5.	If after the Execution Date (i) it is brought to the knowledge of any of the Sellers that any of the Seller Warranties were untrue, inaccurate or misleading in any material respect as of the Execution Date, or (ii) any event occurs or any matter arises which to the knowledge of the Sellers results or could reasonably be expected to result in any of the Seller Warranties being untrue, inaccurate or misleading in any material respect at Completion had the Seller Warranties been repeated as at the Completion Date, the Sellers shall notify the Purchaser in writing as soon as reasonably practicable and in any event prior to the Completion Date. Any such notifications shall be disregarded with respect to determining whether the condition set forth in Clause 3.2(ii) has been satisfied and for the purposes of Clause 10.

8.	PURCHASER WARRANTIES

8.1.	The Purchaser warrants to the Sellers as at the Execution Date, and, save as expressly provided otherwise, as at the Completion Date in terms of the warranties set out in Schedule 6 (“Purchaser Warranties”).

8.2.	The Purchaser acknowledges that the Sellers have entered into this Agreement in reliance on, amongst others things, the Purchaser Warranties.

8.3.	If after the Execution Date (i) it is brought to the knowledge of the Purchaser that any of the Purchaser Warranties were untrue, inaccurate or misleading in any material respect as of the Execution Date, or (ii) any event occurs or any matter arises which to the knowledge of the Purchaser results or could reasonably be expected to result in any of the Purchaser Warranties being untrue, inaccurate or misleading in any material respect at Completion had the Purchaser Warranties been repeated as at the Completion Date, the Purchaser shall notify the Sellers in writing as soon as reasonably practicable and in any event prior to the Completion Date. Any such notifications shall be disregarded with respect to determining whether the condition set forth in Clause 3.1(iv) has been satisfied and for the purposes of Clause 10.

9.	FURTHER UNDERTAKINGS BY THE SELLERS

9.1.	On and from the Execution Date and until the end of 12 (twelve) months from the Completion Date (the “Restricted Period”), each member of the Immediate Patni Family (each a “Restricted Party”), undertakes that none of Restricted Parties shall carry on or be engaged, concerned or interested in any other Person which is engaged in the Business; provided, however, the entities referred to in Schedule 8 shall be excluded from the restrictions of this Clause 9.1. For the avoidance of doubt, it is clarified that (a) any activity (present or future) to be undertaken through (whether by acquisition or otherwise) any of the entities referred to in Schedule 8; or (b) any directorship or ownership by the Restricted Parties in any of the entities referred to in Schedule 8, in each case, shall not be subject to the restrictions.

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As used herein, “Immediate Patni Family” shall mean (i) Gajendra Kumar Patni; (ii) Rajnikanta Gajendrakumar Patni; (iii) Amit Kumar Gajendrakumar Patni; (iv) Ruchi Amitkumar Patni; (v) Ayushi Amitkumar Patni; (vi) Akruti Amitkumar Patni; (vii) Arihant Gajendrakumar Patni; (viii) Shruti Arihant Patni; (ix) Ashok Kumar Patni; (x) Sadhna Ashokkumar Patni; (xi) Apoorva Ashokkumar Patni; (xii) Vasundhara Apoorva Patni; (xiii) Narendra Kumar Patni; (xiv) Poonam Patni; and (xv) Ambika Patni. For the avoidance of doubt, it is clarified that “Immediate Patni Family” shall exclude Anirudh Patni.

9.2.	On and from the Execution Date and until the end of 18 (eighteen) months from the Completion Date, no Restricted Party shall solicit any Person who is (or was within 3 (three) months prior to such solicitation) a director or an employee of the Company or any of its Subsidiaries with annual cost-to-company of Rs. 2,000,000 (Indian Rupees Two million) or more, with a view to his engagement or employment or induce such Person’s leaving the directorship or employment of the Company or any of its Subsidiaries, provided however that this Clause will not apply to any Administrative Employees.

9.3.	On and from the Execution Date and until the end of 18 (eighteen) months from the Completion Date, no Restricted Party shall solicit any of the customers (or any parent of such customer and any subsidiary of such parent) listed in Schedule 10 hereto, with a view to circumventing the restriction contained in Clause 9.1 or attempt to induce such customer to either cease to be a customer of, or reduce the business between such customer and, the Company or its applicable Subsidiary.

9.4.	Nothing contained in Clauses 9.1, 9.2 and 9.3 shall preclude or restrict any Restricted Party from holding directly or indirectly equity shares and other securities of companies unlisted or listed on a recognised stock exchange that compete with the business of the Company, provided that: (i) such direct or indirect investments do not exceed more than 10% (ten percent) of the issued share capital of such competing company, and (ii) there is no strategic agreement or arrangement involving a Restricted Party or the Company; which provides them with management rights or the right to nominate directors on the board of the directors of the competing company, whether by way of an agreement or otherwise.

9.5.	Each undertaking in this Clause 9 constitutes an entirely independent undertaking and if one or more of the undertakings is held to be against the public interest or unlawful or in any way an unreasonable restraint of trade the remaining undertakings shall continue to bind each Restricted Party. The Sellers acknowledge that the Purchaser would not be entering into Transactions Documents if not for the provisions set forth in this Clause 9 and the Purchase Consideration also represents consideration payable towards goodwill of the Business which the Sellers are exiting.

9.6.	For the purposes of this Clause 9: (A) a Restricted Party may not do any prohibited act indirectly which it is prohibited from doing directly and it shall be deemed to have engaged in the prohibited activity if (i) it undertakes such activity as principal or an agent of another person, or (ii) it is a partner in or director of any Person who undertakes such prohibited activity, or (iii) it has any direct or indirect legal or beneficial interest in the ownership of more than 10% or more of any Person who carries on such prohibited activity or is in Control of such Person; and (B) Mr. Anirudh Patni shall not be restricted by this Clause 9, including in the event of his succession as a legal heir to Mr. Narendra Kumar Patni.

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10.	INDEMNIFICATION

10.1.	Each of the Seller Groups (“Indemnifying Party 1”) hereby agrees to severally indemnify (but jointly and severally within each Seller Group), defend and hold harmless the Purchaser, their respective directors, officers, representatives and shareholders (collectively, the “Indemnified Persons 1”) for any and all Losses, which shall include any and all losses suffered by the Company and/or its Subsidiaries (after Completion but only to the extent of the ownership stake of the Purchaser and its Affiliates in the Company), including reasonable costs and expenses, incurred or suffered by the Indemnified Persons 1 provided they arise out of or result from any breach by such Seller of any Seller Warranty or any of their obligations under this Agreement (collectively, the “Purchaser Claims”).

10.2.	The Purchaser (“Indemnifying Party 2”) hereby agrees to indemnify, defend and hold harmless the Sellers, their directors, officers, representatives and shareholders (collectively, the “Indemnified Persons 2”) for any and all Losses, including reasonable costs and expenses, incurred or suffered by the Indemnified Persons 2 provided they arise out of or result from any breach by the Purchaser of any Purchaser Warranty or any of its obligations under this Agreement (collectively, the “Seller Claims”).

10.3.	The Purchaser Claims and the Seller Claims shall be collectively referred to as “Claims”. The Indemnifying Party 1 and the Indemnifying Party 2 shall hereinafter collectively be referred to as “Indemnifying Party”. The Indemnified Persons 1 and the Indemnified Persons 2 shall hereinafter collectively be referred to as “Indemnified Persons”.

10.4.	A Claim may be brought by an Indemnified Person by giving a notice of the Claim (specifying in detail the circumstances which give rise to the Claim, the breach or default that results and the amount claimed) to the Indemnifying Party.

10.5.	The Seller Warranties and the Purchaser Warranties shall survive and continue to be in full force and effect for a period of 12 (twelve) months from the Completion Date (“Claim Period”), except that the Seller Warranties specified in Part A of Schedule 5 and Clause 9 of Part B of Schedule 5 as it relates to Tax matters shall survive and continue to be in full force and effect until the 3rd (third) anniversary of the Completion Date. Any Claim made prior to the expiration of the applicable survival period shall continue until it has been finally resolved.

10.6.	The aggregate liability of any Seller arising by reason of Purchaser Claims in respect of Seller Warranties shall not exceed: (a) 100% of such portion of the Purchase Consideration received by such Seller in respect of Seller Warranties contained in Part A of Schedule 5 (“Fundamental Warranties”); and (b) 7.5% of such portion of the Purchase Consideration received by such Seller in respect of all Seller Warranties contained in Part B of Schedule 5.

10.7.	The aggregate liability of the Purchaser arising by reason of Sellers Claims in respect of Purchaser Warranties shall not exceed 100% of the Purchase Consideration.

10.8.

No Indemnifying Party shall be liable in respect of any Claim for breach of representations and warranties (other than a Claim in respect of a Fundamental Warranty) unless and until (i) such Claim (or a series of Claims for breach of representations and warranties arising from substantially identical facts or circumstances) exceeds USD 200,000 (United States Dollar Two

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hundred thousand); and (ii) the aggregate of all such Claims (referred to in (i)) exceed USD 1,000,000 (United States Dollar One million), in which case such Indemnified Party shall be entitled to recover all such Claims and not just the amount that exceeds USD 1,000,000 (United States Dollar One million). For the sake of clarity, where the Indemnifying Party is one or more of the Sellers, the above thresholds shall be applicable for claims against the Sellers collectively.

10.9.	An Indemnifying Party will not be liable for:

(i)	a Claim where the Claim has arisen solely due to a voluntary act or omission of the Party making that Claim, which act or omission is not inconsistent with the terms of this Agreement;

(ii)	any enhancement or increase of any nature in a Claim, if such enhancement or increase is on account of a voluntary act or omission of the party making that Claim;

(iii)	a Claim where the Claim has arisen due to a change after the Completion Date (including any change which is retrospective in effect) of any Applicable Law, including (i) any change in the rates of Tax and/or (ii) a change after the Execution Date of any Law giving rise to any withdrawal or reduction of relief from any Tax;

(iv)	a Claim to the extent that special provision or special reserve specifically relating to such Claim has been made in the Accounts;

(v)	a Claim which arises as a result of legislation which comes into force after the Execution Date and which is retrospective in effect; and/or

(vi)	a Claim which arises as a result of a change in accounting policies after Completion, so long as such change in accounting policies was adopted subsequent to Completion.

10.10.	Process

(i)	Promptly after the receipt by any Indemnified Person entitled to compensation pursuant to this Clause 10 of notice of the commencement of any action, suit, arbitration or other proceeding involving a third party (a “Third Party Claim”), such Indemnified Person shall, if a Claim with respect to it is to be made against any Party pursuant to this Clause 10.10, give written notice of such Third Party Claim in reasonable detail in light of the circumstances then known to such Indemnified Person; provided that the failure of such Indemnified Person to provide such notice shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that such failure to give notice shall prejudice any defense or claim available to the Indemnifying Party.

(ii)

The Indemnifying Party shall be entitled to assume the defense of any Third Party Claim with counsel reasonably satisfactory to the Indemnified Person, at the Indemnifying Party’s sole expense; provided that the Indemnifying Party shall not be entitled to assume or continue control of the defense of any Third Party Claim if (a) the Third Party Claim relates to or arises in connection with any criminal proceeding, (b) the Third Party Claim seeks an injunction or equitable relief against any Indemnified Person, (c) the Third Party Claim has or would reasonably be expected to result in Losses in excess of

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the amounts available for indemnification pursuant to Clauses 10.6 or 10.7, as the case may be, (iv) the Indemnifying Party has failed or is failing to defend fairly and reasonably the Third Party Claim, or (v) the Indemnifying Party has not acknowledged that such Third Party Claim is subject to compensation pursuant to this Clause 10.10(ii).

(iii)	If the Indemnifying Party assumes the defense of any Third Party Claim, (a) it shall not settle the Third Party Claim unless (I) the settlement does not entail any admission of liability on the part of any Indemnified Person, and (II) the settlement includes an unconditional release of each Indemnified Person, as applicable, reasonably satisfactory to such Indemnified Person, from all Losses with respect to such Third Party Claim, (b) it shall compensate and hold such Indemnified Person harmless from and against any and all Losses caused by or arising out of any settlement or judgment of such claim and may not claim that it does not have a compensation obligation with respect thereto, and (c) such Indemnified Person shall have the right (but not the obligation) to participate in the defense of such Third Party Claim and to employ, at its own expense, counsel separate from counsel employed by the Indemnifying Party.

(iv)	Such Indemnified Person shall not settle any Third Party Claim if the Indemnifying Party shall have any obligation as a result of such settlement (whether monetary or otherwise) unless such settlement is consented to in writing by the Indemnifying Party, such consent not to be unreasonably withheld or delayed.

(v)	Each Party shall cooperate, and cause their respective Affiliates to cooperate, in the defense or prosecution of any Third Party Claim. Any consent to be given by any Indemnified Person 1 under this Clause 10.10 shall be given by the Purchaser acting on behalf of such Indemnified Person 1 and any consent to be given by any Indemnified Person 2 under this Clause 10.10 shall be given by any of the Sellers acting on behalf of such Indemnified Person 2.

(vi)	The Indemnified Person shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any Claims, which in the absence of mitigation might give rise to a liability in respect of any Claim for compensation under this Clause.

10.11.	For avoidance of doubt, it is clarified that the Indemnified Persons shall not be entitled to make a Claim for any punitive, indirect, special or consequential damages; provided that a Claim relating to a Loss suffered by the Company or any of its Subsidiaries shall not be excluded by this Clause 10.11 to the extent permitted by Clause 10.1.

10.12.	To the extent that an Indemnifying Party has already made any payment in respect of a Claim, and the loss in respect of which such Claim has been paid is recovered in part or in full pursuant to or under a policy of insurance in force as of date, then in such event, the Indemnified Party shall reimburse to the Indemnifying Party, the payment made by the Indemnifying Party (net of costs and Taxes), to the extent that such Loss has been recovered by the Party that has suffered such Loss pursuant to such policy of insurance.

10.13.	If an Indemnifying Party pays a Party any amount in discharge of any Claim and such Party subsequently recovers (whether by way of payment, discount, relief, credit or otherwise) from a

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third party, the sum which is referable to the subject matter of the Claim and which would not otherwise have been received by such Party, then such Party shall pay (net of costs and Taxes) to the Indemnifying Party who has made such payment to it originally, an amount equal to the sum received from the third party but subject to a maximum of the amount paid by the Indemnifying Party to such Party in discharge of the said Claim.

10.14.	It is further clarified that none of the Indemnifying Persons shall claim any restitution from the Company in relation to any payments that may be made by it to the Indemnified Persons pursuant to the terms of this Agreement.

10.15.	Indemnity from the Non-Resident Sellers

(i)	Notwithstanding anything to the contrary stated herein, the non-resident Sellers (i.e. the Seller Group 3) (“Tax Indemnifying Parties”) hereby agree to jointly and severally indemnify and hold harmless the Purchaser and their Affiliates and their respective directors, officers, representatives and shareholders (collectively, the “Purchaser Indemnified Parties”) from and against, and shall pay to the Purchaser Indemnified Parties without demur and/or contestation as and when incurred, the monetary value of, any and all Tax Loss claimed against, incurred or suffered by the Purchaser Indemnified Parties (including reasonable attorneys’ or other professional fees and expenses and court costs). For the avoidance of doubt, it is expressly stated and agreed by the Parties that this Clause 10.15 is not subject to the limitations imposed on the Purchaser Indemnified Parties’ right to indemnification stated in this Agreement, including in Clause 10.6, Clause 10.8, Clause 10.9 and Clause 10.10, and any claims made pursuant to indemnity under this Clause will not be taken account for the purposes of limitations under the aforesaid clauses.

(ii)	In the event that the Purchaser receives any refund of any sum withdrawn from the Securities Account from the Tax authorities or owing to ruling of any Governmental Authority, the same shall be transferred back to the Tax Indemnifying Parties after the Purchaser Indemnified Parties have been reimbursed for any unreimbursed Tax Loss.

11.	ANNOUNCEMENTS AND CONFIDENTIALITY

11.1.	Subject to the provisions of this Clause 11 and save and except for the Public Announcement or any communication pursuant to Applicable Law, no announcement, circular or communication (each an “Announcement”) concerning the existence or content of this Agreement shall be made by any Party and/or its Affiliates without the prior written approval of the other Parties (such approval not to be unreasonably withheld or delayed).

11.2.	Clause 11 does not apply in respect of any Announcement if, and to the extent that, it is required to be made by Applicable Law, the rules of any stock exchange or any other Governmental Authority of competent jurisdiction to which the Party making the Announcement is subject, whether or not any of the same has the force of Applicable Law; provided that, any Announcement shall, so far as is practicable, be made after consultation with the other Parties and after taking into account such Party’s reasonable requirements regarding the content, timing and manner of dispatch of the Announcement in question. The Sellers and the Purchaser shall disclose and communicate, to the extent required, any Transaction Document, including this Agreement, to the Company, for making requisite disclosures to the stock exchanges.

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11.3.	Without prejudice to the generality of Clause 11 and subject to the provisions of this Clause 11.3, provided Completion occurs, each Seller and its Affiliates shall treat, as strictly confidential, for a period of 36 (thirty six) months until after the Completion, any information available with it relating to the Company and its Subsidiaries (including customer related information, pricing, Company specific strategies etc.).

11.4.	A Party may disclose information which would otherwise be confidential, if and to the extent:

(i)	required by the law of any relevant jurisdiction;

(ii)	required by any Governmental Authority to which the Party making the disclosure is subject, whether or not such requirement has the force of law;

(iii)	required to vest the full benefit of this Agreement in either Party;

(iv)	disclosure is made to any Affiliate of the Sellers or member of the Purchaser’s Group or to the professional advisers, auditors and bankers of either Party provided such Persons have been informed about and have accepted the confidentiality requirement of this Clause 11 in writing;

(v)	the information has come into the public domain through no fault of the Party disclosing such information; or

(vi)	the other Parties have given prior written approval to the disclosure;

provided, further that any disclosure shall, so far as is practicable, be made only after consultation with the other Parties.

12.	NOTICES

12.1.	A notice or other communication given under or in connection with this Agreement (a “Notice”) shall be:

(i)	in writing;

(ii)	in the English language; and

(iii)	sent by the Permitted Method (as defined below) to the Notified Address.

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12.2.	The “Permitted Method” means any of the methods set out in the first column below, the second column setting out the date on which a Notice given by such Permitted Method shall be deemed to be given; provided that, the Notice is properly addressed and sent in full to the Notified Address:

Permitted Method:	Date on which Notice is deemed given:
Personal delivery	When delivered at the Notified Address during the business hours with proof of acknowledgment.

Registered or registered air-mail or courier	10 (ten) Business Days after posting

Fax transmission	On confirmed completion of transmission

12.3.	The “Notified Addresses” means the address, for each of the Parties as set out below:

Party	Address	Fax number	Marked for the attention of:
iGATE Mauritius	C/o International Financial Services Limited IFS Court, TwentyEight, Cybercity, Ebene, Mauritius	+230 467 400	Mr. Mukund Srinath

iGATE India	158-162P & 165P-170P, EPIP Phase II, Whitefield, Bangalore - 560 066 India	+91 80 4125 9090	Mr. Mukund Srinath Vice President- Legal & Company Secretary

Seller Group 1	302-304 Regent Chambers, Nariman Point, Mumbai 400 021	+91 22 2285 1489	Mr. Gajendra Kumar Patni

Seller Group 2	302-304 Regent Chambers, Nariman Point, Mumbai 400 021	+91 22 2285 1489	Mr. Ashok Kumar Patni

Seller Group 3	302-304 Regent Chambers, Nariman Point, Mumbai 400 021 with copy to:	+91 22 2285 1489	Mr. Narendra Kumar Patni

	J. Sagar Associates, Vakils House, 18 Sprott Road, Ballard Estate, Mumbai 400 001	+91 22 4341 8616 / 17	Mr. Somasekhar Sundaresan

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or such other Notified Address as any Party may, by written notice to the other Parties, substitute for its Notified Address set out above.

13.	GOVERNING LAW, DISPUTES AND SUBMISSION TO JURISDICTION

13.1.	This Agreement shall be governed by and construed in accordance with the laws of India.

13.2.	Subject to Clauses 13.3 to 13.7,

(i)	The Parties agree to use all reasonable efforts to resolve any dispute, controversy, claim or disagreement of any kind whatsoever between or among the Parties in connection with or arising out of this Agreement, including any question regarding its existence, validity or termination (“Dispute”), expediently and amicably to achieve timely and full performance of the terms of this Agreement.

(ii)	Any Party which claims that a Dispute has arisen must give Notice thereof to the other Parties as soon as practicable after the occurrence of the event, matter or thing which is the subject of such Dispute and in such Notice such Party shall provide particulars of the circumstances and nature of such Dispute and of its claim(s) in relation thereto and shall designate a Person as its representative for negotiations relating to the Dispute, which Person shall have authority to settle the Dispute. The other Parties shall, within 7 (seven) days of such Notice, each specify in writing its position in relation to the Dispute and designate as their representative in negotiations relating to the Dispute a Person with similar authority.

(iii)	The aforesaid designated representatives shall use all reasonable endeavours including engaging in discussions and negotiations to settle the Dispute within 30 (thirty) days after receipt of the particulars of the Dispute.

(iv)	If the Dispute is not resolved within the 30 (thirty) days period set out in Clause 13.2(iii) above, then the provisions of Clause 13.3 to 13.7 shall apply.

13.3.	Any Dispute shall be referred to and finally resolved by arbitration in accordance with the international arbitration rules of the London Court of International Arbitration (“LCIA”), in force at the relevant time (“Rules”) (which is deemed to be incorporated into this Agreement by reference). This Agreement and the rights and obligations of the Parties contained in this Agreement shall remain in full force and effect pending issuance of the award in such arbitration proceedings, which award, if appropriate, shall determine whether and when any termination of this Agreement shall become effective.

13.4.	The arbitration shall be by a panel of 3 (three) arbitrators, all of whom will be appointed solely by the LCIA and not by any of the Parties.

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13.5.	The Parties agree that the operation of Part I of the (Indian) Arbitration and Conciliation Act, 1996 is excluded and will not apply to any arbitration proceedings, save for section 9 (interim measures by court) of Part I of the Arbitration and Conciliation Act, 1996.

13.6.	To the extent possible and notwithstanding commencement of any arbitral proceedings in accordance with this Clause 13:

(i)	the Parties shall subject to applicable law, continue to perform their respective obligations under this Agreement (“Obligations”); and

(ii)	such arbitral proceedings shall be conducted so as to cause the minimum inconvenience to the performance by the Parties of the Obligations.

13.7.	The seat, or legal place of arbitration shall be London and any award shall be treated as an award made at the seat of the arbitration. The language to be used in the arbitral proceedings shall be English.

13.8.	By agreeing to arbitration in accordance with this Clause 13, the Parties undertake to abide by and carry out any award promptly and any award shall be final and binding on the Parties. The Parties waive irrevocably their right to any form of appeal, review or recourse to any state court or other judicial authority, insofar as such waiver may be validly made except as provided for in accordance with the Rules.

13.9.	If more than one arbitral proceeding has commenced under this Agreement, or if arbitral proceedings have commenced under this Agreement and also under the GA SPAs, and a Party that is a party to any such arbitral proceedings contends that two or more of such proceedings are substantially related and that the issues therein should be heard in one proceeding, the proceedings should be consolidated in one proceeding.

13.10.	Notwithstanding the foregoing, any Party may apply to any court of competent jurisdiction for preliminary injunctive relief or similar interim measures to prevent a breach of this Agreement pending resolution of the Dispute through arbitration as contemplated above.

13.11.	Any arbitral award rendered in accordance with this Clause 13.10 shall be enforceable by any court of competent jurisdiction, including (if and to the extent determined by the arbitral tribunal) by injunctive relief or order for specific performance.

14.	MISCELLANEOUS

14.1.	Entire Agreement

The Purchaser and the Sellers acknowledge and agree that this Agreement, the Financing Commitments and the Open Offer Escrow Agreement, together with any other Transaction Documents constitute the whole and only agreement and understanding between the Parties concerning their subject matter and supersedes any prior agreements or understandings concerning this subject matter.

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14.2.	Further Assurances

(i)	Each of the Sellers and the Purchaser shall, at all times, act in good faith in the discharge of their obligations under this Agreement and not do anything which would constitute a contravention of its terms.

(ii)	The Purchaser shall use its reasonable endeavours to take, or cause to be taken, all appropriate action, do, or cause to be done, all things reasonably necessary, proper or advisable under Applicable Laws, and to execute and deliver, or cause to be executed and delivered, such instruments and documents as may be reasonably required to cause the Financing to be funded on or prior to Completion on the terms and subject only to the conditions contained in the Financing Commitments.

14.3.	No Partnership

Nothing contained in this Agreement shall constitute or be deemed to constitute a partnership or association of persons between the Parties, and no Party shall hold himself out as an agent for the other Parties, except with the express prior written consent of the other Parties.

14.4.	Time

Any date or period as set out in any Clause of this Agreement may be extended with the written consent of the Parties, failing which, time shall be of the essence.

14.5.	Counterpart

This Agreement may be executed in any number of originals or counterparts, each in the like form and all of which when taken together shall constitute one and the same document, and any Party may execute this Agreement by signing any one or more of such originals or counterparts. The delivery of signed counterparts by facsimile transmission or electronic mail in “portable document format” (“.pdf”) shall be as effective as signing and delivering the counterpart in person provided that nothing contained in this Clause be applicable to the manner in which notices are required to be given under Clause 12.

14.6.	Specific Performance

The Parties agree that damages may not be an adequate remedy and the Parties shall be entitled to an injunction, restraining order, right for recovery, specific performance or other equitable relief to restrain any breach or enforce the performance of the covenants, representations, warranties and obligations contained in this Agreement. These injunctive remedies are cumulative and are in addition to any other rights and remedies that the Parties may have at law or in equity, including without limitation a right for damages.

14.7.	Variation

No variation of this Agreement shall be binding on any Party unless such variation is in writing and signed by each Party.

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14.8.	No Assignment

Subject to the provisions of this Agreement, this Agreement is personal to the Parties and shall not be capable of assignment, except with the prior written consent of the other Parties, provided that the Purchaser shall have the right to assign any right or interest herein (i) to any of its Affiliate(s), and (ii) for collateral purposes to any lender providing Financing to the Purchaser, without the consent of any other Parties.

14.9.	Waiver

No waiver of any breach of any provision of this Agreement shall constitute a waiver of any prior, concurrent or subsequent breach of the same or any other provisions hereof, and no waiver shall be effective unless made in writing and signed by an authorized representative of the waiving Party.

14.10.	Severability

If any provision of this Agreement is invalid, unenforceable or prohibited by Applicable Law, this Agreement shall be considered divisible as to such provision and such provision shall be inoperative and shall not be part of the consideration moving from either Party hereto to the other, and the remainder of this Agreement shall be valid, binding and of like effect as though such provision was not included herein.

14.11.	Supersession

Except as otherwise agreed among the Parties, this Agreement constitutes the entire agreement of the Parties as to its subject matter and supersedes any previous understanding or agreement on such subject matter.

14.12.	Expenses

Except as otherwise specifically provided in this Agreement, the Purchaser and the Sellers shall bear their respective fees, costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, including all fees and expenses of agents, representatives, counsel and accountants. Any stamp duty payable in respect of this Agreement or any other Transaction Document shall be payable by the Purchaser. The Sellers shall bear all taxes, including any capital gains tax on the sale of the Sale Shares, relating to the Transactions.

14.13.	Payments

The Purchaser shall: (i) in relation to resident Sellers, withhold any Taxes that may be necessary under Applicable Laws from the payments made by it under this Agreement, and (ii) in relation to non-resident Sellers, withhold Taxes in accordance with the provisions of Schedule 11. The Parties acknowledge that as of the Execution Date, Applicable Law does not require any Taxes to be withheld in respect of long term capital gains for payment of Purchase Consideration to resident Sellers.

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14.14.	Sellers’ Representatives

(i)	Seller Group 1 Representative: All the rights of the sellers forming part of the Seller Group 1 (“Seller Group 1 Members”) under this Agreement shall be exercised through Mr. Gajendra Kumar Patni (“Seller Group 1 Representative”). Each Seller Group 1 Member hereby represents, warrants and undertakes that the Seller Group 1 Representative is hereby irrevocably appointed as agent and attorney-in-fact for the Seller Group 1 Members, to execute and deliver this Agreement, agree and execute any amendments to the provisions of this Agreement, to give and receive notices and communications, to agree to negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to this Agreement and to take or exercise all rights of the Seller Group 1 Members. For the purposes of this Agreement, all rights of the Seller Group 1 Members shall be exercised by Seller Group 1 Representative only and Seller Group 1 Representative shall be duly authorised to exercise such rights on behalf of each such Seller Group 1 Member. All the Seller Group 1 Members shall be jointly and severally liable for obligations of all the Seller Group 1 pursuant to this Agreement. Seller Group 1 Representative hereby represents, warrants and undertakes to the Purchaser that he has been irrevocably appointed as agent and attorney-in-fact for Seller Group 1, in terms of this Clause 14.14(i) and to undertake all that is contemplated under this Clause 14.14(i).

(ii)	Seller Group 2 Representative: All the rights of the sellers forming part of the Seller Group 2 (“Seller Group 2 Members”) under this Agreement shall be exercised through Mr. Ashok Kumar Patni (“Seller Group 2 Representative”). Each Seller Group 1 Member hereby represents, warrants and undertakes that the Seller Group 2 Representative is hereby irrevocably appointed as agent and attorney-in-fact for the Seller Group 2 Members, to execute and deliver this Agreement, agree and execute any amendments to the provisions of this Agreement, to give and receive notices and communications, to agree to negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to this Agreement and to take or exercise all rights of the Seller Group 2 Members. For the purposes of this Agreement, all rights of the Seller Group 2 Members shall be exercised by Seller Group 2 Representative only and Seller Group 2 Representative shall be duly authorised to exercise such rights on behalf of each such Seller Group 1 Member. All the Seller Group 2 Members shall be jointly and severally liable for obligations of all the Seller Group 2 pursuant to this Agreement. Seller Group Representative hereby represents, warrants and undertakes to the Purchaser that he has been irrevocably appointed as agent and attorney-in-fact for Seller Group 2, in terms of this Clause 14.14(ii) and to undertake all that is contemplated under this Clause 14.14(ii).

(iii)

Seller Group 3 Representative: All the rights of the sellers forming part of the Seller Group 3 (“Seller Group 3 Members”) under this Agreement shall be exercised through Mr. Narendra Kumar Patni (“Seller Group 1 Representative”). Each Seller Group 3 Member hereby represents, warrants and undertakes that the Seller Group 3 Representative is hereby irrevocably appointed as agent and attorney-in-fact for the

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Seller Group 3 Members, to execute and deliver this Agreement, agree and execute any amendments to the provisions of this Agreement, to give and receive notices and communications, to agree to negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to this Agreement and to take or exercise all rights of the Seller Group 3 Members. For the purposes of this Agreement, all rights of the Seller Group 3 Members shall be exercised by Seller Group 3 Representative only and Seller Group 3 Representative shall be duly authorised to exercise such rights on behalf of each such Seller Group 3 Member. All the Seller Group 3 Members shall be jointly and severally liable for obligations of all the Seller Group 3 pursuant to this Agreement. Seller Group 3 Representative hereby represents, warrants and undertakes to the Purchaser that he has been irrevocably appointed as agent and attorney-in-fact for Seller Group 3, in terms of this Clause 14.14(iii) and to undertake all that is contemplated under this Clause 14.14(iii).

(iv)	all actions that are referred in this Agreement to be taken by the Sellers’ Representatives shall be jointly taken by the Seller Group 1 Representative, Seller Group 2 Representative and Seller Group 3 Representative, and such joint action shall be evidenced in writing.

14.15.	Purchaser

Notwithstanding anything contained in the Transaction Documents, the obligations of the iGATE India and iGATE Mauritius will be several under the Transaction Documents and shall be limited to the proportion of the Sale Shares purchased by them under this Agreement.

14.16.	Provisions for the Benefit of the Financing Sources

(i)	Each of the Sellers agrees that it does not and will not have any claim of any kind or description (including any cross-claim or third party claim), whether in law, equity, contract or otherwise against of the Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the debt Financing Commitments or the performance thereof.

(ii)	Without modifying or qualifying in any way the preceding sub-clause (i) or implying any intent contrary thereto, for the avoidance of doubt, in no event shall any of the Sellers be entitled to seek or obtain any damages of any kind against any Debt Financing Source, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement or the transactions contemplated hereby, including any dispute arising out of or relating in any way to the debt Financing Commitments or the performance thereof.

(iii)	The Debt Financing Sources shall be express third party beneficiaries of this Clause 14.16.

(iv)

As used herein, “Debt Financing Sources” means (A) the banks and other entities that have committed to provide or otherwise entered into agreements in connection with debt Financing or any alternative debt financing in connection with the transactions

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contemplated hereby, including the lead arranger or arranger or any of the parties to the debt Financing Commitments and any joinder agreements or credit agreements relating thereto and any Affiliate of the foregoing and (B) any officers, directors or representatives of the foregoing.

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IN WITNESS WHEREOF the Parties hereto have executed this Agreement on the day and year first above written.

Signed and delivered for and on behalf of Pan – Asia iGATE Solutions	Signed and delivered for and on behalf of iGATE Global Solutions Limited

Name : /s/ Abdool Fareed Soreefan	Name : /s/ Prashantn Idgunji
Title : Director	Title : Vice President – Finance
Authorised by board resolution dated January 7, 2011	Authorised by board resolution dated January 7, 2011

Signed and delivered by	Signed and delivered by

/s/ Ashok Kumar Patni	/s/ Gajendra Kumar Patni
Ashok Kumar Patni	Gajendra Kumar Patni

Signed and delivered by	Signed and delivered by

/s/ Narendra Kumar Patni	/s/ Gajendra Kumar Patni
Narendra Kumar Patni	Rajnikanta Gajendrakumar Patni

Signed and delivered by Gajendra Kumar Patni under power of attorney dated 21 December 2010

Signed and delivered by	Signed and delivered by

/s/ Gajendra Kumar Patni	/s/ Gajendra Kumar Patni
Amit Kumar Gajendrakumar Patni	Ruchi Amitkumar Patni

Signed and delivered by Gajendra Kumar Patni under power of attorney dated 21 December 2010	Signed and delivered by Gajendra Kumar Patni under power of attorney dated 21 December 2010

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Signed and delivered by	Signed and delivered by

/s/ Gajendra Kumar Patni	/s/ Gajendra Kumar Patni
Arihant Gajendrakumar Patni	Shruti Arihant Patni

Signed and delivered by Gajendra Kumar Patni under power of attorney dated 21 December 2010	Signed and delivered by Gajendra Kumar Patni under power of attorney dated 21 December 2010

Signed and delivered by	Signed and delivered by

/s/ Gajendra Kumar Patni	/s/ Gajendra Kumar Patni
Akriti Amitkumar Patni	Ayushi Amitkumar Patni

Minor, represented by Amit Kumar Gajendrakumar Patni, guardian and signed and delivered by Gajendra Kumar Patni under power of attorney dated 21 December 2010	Signed and delivered by Gajendra Kumar Patni under power of attorney dated 21 December 2010

Signed and delivered by	Signed and delivered by

/s/ Ashok Kumar Patni	/s/ Ashok Kumar Patni
Sadhna Ashokkumar Patni	Apoorva Ashokkumar Patni

Signed and delivered by Ashok Kumar Patni under power of attorney dated 15 December 2010	Signed and delivered by Ashok Kumar Patni under power of attorney dated 15 December 2010

Signed and delivered by	Signed and delivered by

/s/ Ashok Kumar Patni	/s/ Narendra Kumar Patni
Vasundhara Apoorva Patni	Poonam Patni

Signed and delivered by Ashok Kumar Patni under power of attorney dated 15 December 2010	Signed and delivered by Narendra Kumar Patni under power of attorney dated 5 January 2011

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Signed and delivered for and on behalf of iSolutions Inc.

/s/ Narendra Kumar Patni
Name : Narendra Kumar Patni
Title :
Authorised by board resolution dated

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